

March 31, 2014

<u>Via E-mail</u>
Mr. Marc G. Naughton
Chief Financial Officer
Cerner Corporation
2800 Rockcreek Parkway
North Kansas City, MO 64117

> **Re:** **Cerner Corporation**
> **Form 10-K for the Fiscal Year Ended December 28, 2013**
> **Filed February 5, 2014**
> **File No. 000-15386**

Dear Mr. Naughton:

We have reviewed your filing and have the following comments. Comments, if any, related to disclosure in Part III of your Form 10-K, will be provided under separate cover after it has been filed. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 28, 2013</u>

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Results of Operations, page 21</u>

1. We note that certain of your disclosures identify two or more sources of a material change, but the dollar amounts and proportionate contribution for each source are not disclosed. With a view towards future disclosure, please advise what consideration you gave to providing quantitative disclosures for each driving factor (as well as quantifying offsetting amounts) rather than using terms such as "primarily." Refer to Section III.D of SEC Interpretive Release 33-6835.

Mr. Marc G. Naughton
Cerner Corporation
March 31, 2014
Page 2

For example, you state:

- On page 22, that the 6% decrease in system sales was driven by lower levels of technology resale, which more than offset growth in licensed software, subscriptions, and software as a service;

- On page 22, that the 21% increase in services revenue was driven by growth in CernerWorks and an increase in professional services due to the implementation and consulting activities and growth in Cerner ITWorks and Cenrer RevWorks services; and

- On page 24, that other than a one-time settlement charge, the 30% increase in expenses not attributed to an operating segment, was primarily due to growth in corporate and development personnel costs, along with increased depreciation and amortization related to acquired intangibles, which was partially offset by increased software capitalization.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

(3) Investments, page 56

2.   Tell us what consideration you gave to disclosing the contractual maturities of your short term investments in accordance with ASC 320-10-50-2.

(5) Receivables, page 58

3.   Please tell us the factors you considered in determining that the collection of your outstanding receivables from Fujitsu continues to be probable, including the status of any proceedings relating to the claims between Fujitsu and NHS. Tell us whether you consider there to be a reasonable possibility that your estimate might change in the near term and what consideration you gave to disclosing this. We refer you to ASC 275-10-50.

(11) Settlement Charges, page 63

4.   We note your disclosure that you recognized a pre-tax charge of $106.2 million in the fourth quarter of 2013 relating to an arbitration matter that has been resolved and paid. We note that this matter was not disclosed in your 10-K for the year ended December 29, 2012. Tell us how your prior disclosures complied with ASC 450, and the requirements of Items 101 (Description of Business), 103 (Legal Proceedings), and 303 (MD&A) of Regulation S-K.

(17) Related Party Transactions

Continuous Campus, page 69

5.   We note your disclosure that the maximum repayment amount relating to cash grants received from the Kansas Department of Commerce is $51.9 million. However, we note that in your response to comment 3 in your letter dated May 3, 2013 you stated that the maximum repayment amount was $64.9 million. Please reconcile these amounts. Further, we note your disclosure that under a separate agreement, the Developer and OnGoal have agreed to be responsible for certain shortfall payments that may become due. Tell us what consideration you gave to clarifying your disclosure to indicate which shortfall payments these parties will be responsible for, and whether they include the $51.9 million maximum repayment amount.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Laura Veator, Staff Accountant, at (202) 551-3716 if you have questions regarding comments on the financial statements and related matters. Please contact Ivan Griswold, Staff Attorney, at (202) 551-3853 or Matthew Crispino, Staff Attorney, at (202) 551-3456 with any other questions. If you require further assistance, do not hesitate to contact me at (202) 551-3226.

Sincerely,

/s/ Craig D. Wilson

Craig D. Wilson
Senior Assistant Chief Accountant